PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com

April 11, 2011

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange

    Commission

100 F Street, NE

Washington, D.C. 20549

Telephone: (202)-551-3386

Facsimile: (703)-813-6984

Re:	CNL Properties Trust, Inc. f/k/a CNL Diversified Lifestyle Properties, Inc. Registration Statement on Form S-11/A Filed October 20, 2010 Registration No. 333-168129

Dear Mr. Dang:

We are writing on behalf of our client, CNL Properties Trust, Inc. f/k/a CNL Diversified Lifestyle Properties, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated November 12, 2010. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.

For your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

General

1. We note your response to comment 7 in our letter dated August 12, 2010. Please also disclose the organization and offering expenses that have accrued to date in your compensation tables that appear on pages 8 - 13 and 61 - 67.

215 NORTH EOLA DRIVE ORLANDO, FLORIDA 32801-2028	TEL: 407-843-4600 • FAX :407-843-4444 • www.lowndes-law.com	450 SOUTH ORANGE AVENUE, SUITE 800 ORLANDO, FLORIDA 32801-3344

RESPONSE:

We have revised the compensation tables located in the “Prospectus Summary – Compensation of Our Advisor and Affiliates” and “Management Compensation” sections of the prospectus to include the organizational and offering expenses accrued through March 31, 2011.

Cover Page of Prospectus

2. We note your response to comment 9 in our letter dated August 12, 2010. Your cover page contains information that is not required by Item 501 of Regulation S-K. For example only, we note the disclosure regarding your intention to “acquire and manage a diversified portfolio . . . .” Also, please note that Rule 420 of Regulation C requires that you use a font size of at least 10-point modern type. Please revise accordingly.

RESPONSE:

Although our cover page may contain information that is not specifically required by Item 501 of Regulation S-K, none of the information included is prohibited by this regulation and we believe that all such information is material to investors and, as such, should be included. We have revised the cover page so that all font is of a size of at least 10-point modern type in compliance with Rule 420 of Regulation C.

3. We note your response to comment 11 in our letter dated August 12, 2010. Please revise to clarify that the extension may be up to one year.

RESPONSE:

We have revised the “Prospectus Summary – Our Offering” section of the prospectus accordingly.

Prospectus Summary, page 1

Our Sponsor, Our Advisor and Our Property Manager, page 1

4. We note your response to prior comment 14 that your advisor will not delegate its duties and responsibilities to CNL Lifestyle Properties, Inc. We also note that your advisor does not have any staff. As such, briefly discuss here and elaborate later how it will carry out its duties. Discuss the business purpose of not entering into an advisory agreement with the entity or entities that will actually provide the advisory services and manage your operations. Discuss the risks, if any, associated with such arrangement.

RESPONSE:

Our advisor is responsible for gathering and engaging all resources necessary in order to adequately perform its duties. These resources, including staff, may be engaged or provided directly by our advisor or by third parties engaged by our advisor for the purpose of providing services to us. We have revised the “The Advisor and the Advisory Agreement – The Advisory Agreement” section of the prospectus by adding the following language to disclose additional information and risks regarding this arrangement.

We anticipate that our advisor will initially engage personnel from affiliates of our sponsor to perform certain services and functions on its behalf. We will not be obligated to pay any additional fees or compensation to our advisor or its affiliates that are not disclosed in this prospectus for any services or personnel that it engages to assist it in the performance of such duties. This arrangement will allow us and our advisor to keep costs down as our advisor will be able to engage resources on an as needed basis as opposed to maintaining a dedicated staff when a dedicated staff may not be required. We anticipate that as our program grows our advisor may engage a dedicated staff to perform certain functions.

Questions and Answers about this Offering, page 16

5. We note your response to comment 19 in our letter dated August 12, 2010 and we reissue the comment. Please revise to eliminate repetition between your Q&A and summary section. Please refer to note 4 to Rule 421 of Regulation C.

RESPONSE:

We have removed the questions and answers section from the prospectus.

Risk Factors, page 22

We compete with other companies for investments, page 37

6. We note your response to comment 20 in our letter dated August 12, 2010. You have not revised this risk factor subheading in order for investors to appreciate the magnitude of the potential risk. Please revise accordingly.

RESPONSE:

We have revised this risk factor subheading to identify the magnitude of the potential risk associated with competition.

Management Compensation, page 61

7. We note your response to comment 17 in our letter dated August 12, 2010. Please revise to disclose your basis for the 1% disclosure in a footnote to the table.

RESPONSE:

We have revised the compensation table located in the “Management Compensation” section of the prospectus to by inserting the following language as footnote four to the management compensation table:

Our estimates of organizational and offering expenses are based, in part, on our sponsor’s historical experience with CNL Lifestyle Properties, Inc. and other CNL sponsored programs. We believe that a portion of these costs are generally fixed, and accordingly, the total costs and expenses as a percentage of the total offering proceeds will decrease as a larger number of shares are sold and as proceeds are invested. Total organizational and offering expenses incurred as of March 31, 2011 were $1.849 million.

8. We note your response to comment 24 in our letter dated August 12, 2010. To the extent that you are aware of the specific affiliated entity that will receive any fees included in this section, please revise to identify such party. Please refer to Item 4.A of Industry Guide 5 for guidance.

RESPONSE:

As described above in our response to comment 4, our advisor is responsible for gathering and engaging all resources necessary in order to perform its duties. We will pay all fees directly to our advisor for the services which our advisor is contractually obligated to perform on our behalf. If our advisor engage any third party to perform services on our behalf, our advisor will be responsible for paying fees to such third party and we will be charged only once for those services. We are not currently aware of the identity of any third parties that may be engaged by our advisor.

9. We note your response to comment 25 that the “advisor will only reimburse the sponsor… for personnel cost specifically associated with… performing such duties.” We also note the disclosure on page 118 that excludes the cost of personnel providing asset management and acquisition services from your reimbursement obligations. If your advisor will have to rely on others to fulfill its obligations owed to you, please revise to clarify if it will use the fees it collects to pay for such services or if you will be required to pay for such services through reimbursements.

RESPONSE:

We have revised the “The Advisor and the Advisory Agreement - Compensation to our Advisor and its Affiliates” section of the prospectus by inserting the following underlined language:

•

personnel costs and related overhead of personnel of our advisor or its affiliates, but specifically excluding personnel providing asset management services or acquisition services (which costs will be paid by our advisor out of the Investment Services Fee and Asset Management Fee paid to our advisor) and named executive officers of our advisor, relating to services provided to us, our Operating Partnership and subsidiaries and affiliates of such entities; and

10. We note that the reimbursements for costs and expenses to your property manager “may” include wages and salaries. We note that your property manager was recently formed. As such, please revise to clarify that you will have to reimburse your property manager for the costs and expenses of personnel, if true. Alternatively, please revise to clarify the circumstances where such expenses are not reimbursed.

RESPONSE:

We have revised the referenced language included in the “The Advisor and the Advisory Agreement – Property Management Agreement” section of the prospectus as follows to clarify that we will be required to reimburse our property manager for costs and expenses of personnel:

We will reimburse our property manager for the costs and expenses incurred by our property manager on our behalf in connection with the management of a property. Such costs and expenses will include the wages and salaries and other employee-related expenses of employees of our property manager or its subcontractors (to the extent such costs and expenses directly relate to or support the performance of their duties) who are engaged in the operation, management, maintenance or access control of our properties, including taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expense that are directly related to the management of specific properties.

Business, page 79

Investment and Leasing Structures, page 97

11. We note your response to comment 35 in our letter dated August 12, 2010. Please also include the plain English meaning of “gross” and “modified gross” leases.

RESPONSE:

We have inserted the following underlined language in the “Business – Investment and Leasing Structures” section of the prospectus to include the plain English meaning of “gross” and “modified gross” leases:

At the present time, we do not intend to enter into gross or modified gross leases for any properties. Under a gross lease, the landlord generally agrees to pay all expenses which are normally associated with ownership, such as utilities, repairs, insurance and taxes. A modified gross lease typically requires the tenant to pay base rent and the landlord to cover all costs relating to property operations. We may enter into gross or modified gross leases in the future if our board of directors determines that it is in our best interest. Circumstances in which we may enter into gross or modified gross leases may include, but are not necessarily limited to, situations in which we acquire apartment complexes, retail centers or other properties that may require the use of standard multi-tenant commercial leases with individual third party tenants.

Prior Performance Summary, page 103

12. We note your response to comment 39 in our letter dated August 12, 2010. Please disclose that there have been periods during which prior programs’ board of directors set limitations on redemptions and identify the periods where redemption requests were not fully satisfied. Also, if all requests have not been satisfied, please revise to discuss the amount of redemption requests outstanding.

RESPONSE:

We have inserted the following disclosure in the “Prior Performance Summary – Prior Investment Programs – CNL” section of the prospectus to disclose periods during which the board of directors of our prior programs have set limitations on redemptions:

There have been periods in which the respective boards of directors of CLP and CHR set limitations on the amounts of shares to be redeemed under its respective redemption plans. In those instances when redemption requests exceeded the limitations set forth, redemptions were paid on a pro-rata basis and honored in following periods. However, at no time have the programs suspended redemptions completely. Beginning in the second fiscal quarter of 2010, the board of CLP determined that redemptions under its redemption plan would be limited to $7.5 million per calendar quarter. As of December 31, 2010, CLP had pending redemption request for approximately 3.6 million shares. Beginning in the quarter ended March 31, 2006, CHR was not able to redeem all of the shares that were submitted for redemption pursuant to its redemption plan and had outstanding redemption requests in excess of redemptions totaling 7.9 million shares. CHR’s inability to redeem all redemption requests submitted pursuant to its redemption plan continued throughout 2006, however, all outstanding requests were settled in connection with the company’s sale and merger transaction in April 2007.

Management, page 114

13. We note your response to comment 41 in our letter dated August 12, 2010. Please include the specific dates and positions for your management’s prior experience in accordance with Item 401(e) of Regulation S-K. For example only, we note your disclosure that Mr. Seneff “serves or has served in similar capacities for a number of CNL Holdings’ affiliates . . . .” Please revise to identify those specific positions and the respective dates for each entity disclosed.

RESPONSE:

We have reviewed the biographies of all of our directors and revised Mr. Seneff’s and Mr. Bourne’s biographies in compliance with Item 401(e) of Regulation S-K to identify the specific positions that Mr. Seneff and Mr. Bourne held in each entity and the respective dates during which Mr. Seneff and Mr. Bourne held such positions.

Summary of the Articles of Incorporation and Bylaws, page 142

14. We note your response to comment 43 in our letter dated August 12, 2010. Please revise to attribute your disclosure that “[a]ll of [y]our shares offered hereby will be fully paid and nonassessable when issued” to the opinion of counsel.

RESPONSE:

We have revised the referenced language in the prospectus as follows to attribute the statement to our counsel:

We have authorized a total of 1.62 billion shares of capital stock, $0.01 par value per share, consisting of 1.12 billion shares of common stock, 200 million shares of preferred stock, and 300 million shares designated as excess shares. We have obtained an opinion from our legal counsel, Lowndes, Drosdick, Doster, Kantor & Reed, P.A. that all of our shares offered hereby will be fully paid and nonassessable when issued. Prior to this offering, 22,222 shares of our common stock were issued and outstanding and held by our advisor.

Exhibits 5.1 and 8.1 to this letter are our counsel’s legal and tax opinions in draft form, respectively.

Definitions, page 191

15. We note your response to comment 46 in our letter dated August 12, 2010. We continue to believe that many of these terms are being used for their common meanings or their meanings have already been disclosed in your prospectus. For example only, we note the follow terms:

•	Advisor;

•	Advisory Agreement;

•	Affiliate;

•	Asset;

•	CNL;

•	CNL Financial Group, LLC;

•	Company;

•	FFO;

•	FINRA;

•	GAAP;

•	IRA;

•	Managing Dealer;

•	MFFO;

•	Minimum Offering;

•	NASAA REIT Guidelines;

•	Operating Partnership;

•	Operating Partnership Agreement;

•	Organization and Offering Expenses;

•	Person;

•	Property Manager;

•	Real Property; and

•	REIT.

Please eliminate your use of defined terms for terms being used for their common meaning or those that previously have been defined. Refer to Rule 421 of Regulation C.

RESPONSE:

We have revised the definitions section by removing certain defined terms. We believe that the defined terms now contained in the definitions section are specific terms of art and that including their meanings is not only helpful to investors when reading the prospectus, but is in fact integral to providing an accurate and complete understanding of the offering.

Appendix A - Prior Performance Tables, Page A-1

16. We note your response to comment 48 in our letter dated August 12, 2010. It is unclear how you meet all of the criteria discussed in Item 8 of Guide 5. Within the three previous years, it appears there has only been one public offering that has closed, and the second offering you are attempting to include is for the same program. Also, it is not clear if there were two prior public programs that have had three years of operations after the investment of 90% of the amount available for investment. Please clarify how your sponsor has met the criteria needed to establish a “public track record.”

RESPONSE:

We reserve our response to the staff’s comment until the filing of our next amendment.

Part II - Information Not Required In Prospectus, page II-1

Item 36, Financial Statements and Exhibits, Page II-2

17. We note your response to comment 50 in our letter dated August 12, 2010. Please note that the materiality analysis focuses on the material contract itself, not the underlying exhibits or schedules to that contract. As such, since you have determined that the Form of Escrow agreement is a material contract under Item 601(b)(10) of Regulation S-K, it must be filed in its entirety. Please file the Form of Escrow agreement in its entirety with your next amendment.

RESPONSE:

We have revised our Form of Escrow Agreement in several ways including by eliminating the exhibits which exhibits are not material to understanding the Form of Escrow Agreement. As such this comment is no longer applicable.

Draft Legality Opinion

18. Please have counsel also opine on whether the securities are “duly authorized.”

RESPONSE:

We have revised the opinion accordingly.

19. Please have counsel revise the opinion to clarify that counsel is opining on the corporate laws of the jurisdiction of incorporation.

RESPONSE:

We have revised the opinion accordingly.

*****

The Company has authorized us to acknowledge on its behalf that it is responsible for the accuracy and adequacy of the disclosure in the filing.

Please do not hesitate to contact me with any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to the Form S-11/A filed on October 20, 2010. Further, please advise whether the Staff has any additional comments.

Best regards.

Very truly yours,

LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

/s/ Peter E. Reinert

Peter E. Reinert

PER

Encls.

cc:	Richard Baltz, Esq.

David Roos, Esq.

Exhibit 5.1

Legal Opinion

[Lowndes, Drosdick, Doster, Kantor & Reed, P.A. Letterhead]

                         , 2011

CNL Properties Trust, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, FL 32801

Ladies and Gentlemen:

We have acted as counsel for CNL Properties Trust, Inc., a Maryland corporation (the “Company”), in connection with the registration and proposed sale of 300,000,000 shares of common stock of the Company, par value $.01 per share (the “Shares”), pursuant to the Registration Statement on Form S-11 (File No. 333-168129) which was filed by the Company under the Securities Act of 1933 (the “Registration Statement”).

Based upon an examination and review of, and in reliance upon, such documents as we have deemed necessary, relevant or appropriate, we are of the opinion that upon payment for and issuance and delivery as provided in the Registration Statement, the Shares will be duly authorized, validly issued, fully paid and nonassessable.

To the extent that the laws of the State of Maryland are applicable in rendering the foregoing opinion, our opinion in this letter is based solely upon a review of the Maryland General Corporation Law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Opinions” in the prospectus constituting a part of the Registration Statement.

Cordially yours,

LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

Exhibit 8.1

Tax Opinion

[Arnold & Porter LLP Letterhead]

                    , 2010

CNL Properties Trust, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Ladies and Gentlemen:

We have acted as special tax counsel to CNL Properties Trust, Inc. (the “Company”), a Maryland corporation, in connection with the Company’s offering (the “Offering”) of shares of its common stock pursuant to the Registration Statement on Form S-11 (Registration No. 333-168129) filed by the Company with the U.S. Securities and Exchange Commission (the “Registration Statement”) and the prospectus included therewith, each as amended through the date hereof. As a part of our representation, you have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

In connection with our opinions expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Reviewed Documents”):

(1) the Registration Statement;

(2) the Articles of Incorporation of the Company, certified as of a recent date by the State Department of Assessments and Taxation of the State of Maryland;

(3) the form of the Company’s Articles of Amendment and Restatement, as filed as an exhibit to the Registration Statement (the “Amended and Restated Articles”);

(4) the Company’s bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”);

(5) the Limited Partnership Agreement of CNL Properties Trust, LP (the “Operating Partnership”);

(6) a certificate from the Company, dated as of the date hereof, setting forth certain representations relating to the organization and proposed operation of the Company, the Operating Partnership and their respective subsidiaries; and

(7) such other documents, certificates and records provided to us by the Company which we have deemed necessary or appropriate as a basis for the opinions set forth herein.

For the purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with the Company’s consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Review Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of Treasury (the “Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history and existing administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling, all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, these opinions are based on the assumption that the Company, the Operating Partnership and their respective subsidiaries will each be operating in the manner described in the Amended and Restated Articles, the Bylaws and the Operating Partnership’s Limited Partnership Agreement, as applicable, and the other organizational documents of each such entity and their subsidiaries and that all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that all statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including if any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under the Code (a “REIT”) depends upon the Company’s ability to satisfy the various qualification tests imposed under the Code, including tests based upon actual annual operating results, distribution levels and diversity of share ownership. We do not undertake to monitor whether the Company actually will satisfy such qualification tests. Accordingly, no assurance can be given that the actual results of the operations of the Company for one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that:

(i) the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2011, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2011; and

(ii) the discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is accurate in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which the Company has requested our opinion. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussion of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise the Company of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update this opinion letter from time to time. The Company should be aware that an opinion of counsel only represents counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurances can be given that a contrary position may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Arnold & Porter LLP in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission.

Sincerely,

ARNOLD & PORTER LLP